Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP
Metro Corporate Campus One, P.O. Box 5600
Woodbridge, New Jersey 07095-0988

January 20, 2004

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Entrada Networks, Inc. Form S-3 Registration No.: 333-110822

Ladies and Gentlemen:

On behalf of Entrada Networks, Inc. (the "Company"), we hereby request the withdrawal of the Registration Statement filed on Form S-3 on or about November 26, 2003. The reason for the request is to cancel this Registration Statement under Form S-3 with the intent to re-file the Registration Statement under Form SB-2. The Registration Statement has not become effective. The Registrant states that no shares have been sold under the Registration Statement. A Registration Statement under Form SB-2 will be filed directly.

Very truly yours,

Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
/s/ Raymond Felton

W. RAYMOND FELTON, ESQ.

Cc:  Kanwar J.S. Chadha, Ph.D.
     Entrada Networks, Inc.